MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of Registrant's Name Into English)

No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Guangshen Railway Company Limited



The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June, 2002.

REVIEW OF OPERATIONS

In the first half of 2002, the Company continued enhancing its market promotion and planning, implementing its High Speed Programme, strengthening its modern operation and management system, and improving its passenger and freight transportation facilities. All these measures increased the Company's competitiveness as a whole, and an overall growth in the Company's core businesses of passenger and freight transportation was resulted.

PASSENGER TRANSPORTATION

Passenger transportation is the Company's largest business segment. The Company began to implement the "As-frequent-as-buses" Train Project in October 2001. Although faced with ongoing and increasing competition from bus operators, the number of passengers transported by the Company increased in the first half of 2002 over the same period of 2001 by adopting a series of market-oriented measures. These measures include increasing train frequency on holidays and making more stops at major intermediary passenger stations, upgrading facilities and improving services. For the six months ended 30th June, 2002, the total number of passengers was 20.352 million, representing an increase of 3% over 19.757 million in the first half of last year. In particular, (1) the number of passengers transported on the Company's trains along the Guangzhou-Shenzhen route has experienced a slight decrease. The total number of passengers travelling on this route was 7.539 million for the first half of 2002, representing a decrease of 0.1% over 7.548 million for the same period of last year; (2) domestic long distance passengers were 11.788 million in total during the first half of 2002, representing an increase of 4.8% when compared with 11.246 million passengers during the same period of last year; (3) the number of the Hong Kong through train passengers maintained a steady growth during the first half of 2002, amounting to 1.026 million in total, representing an increase of 6.5% over that of the first half of 2001, which was 0.963 million passengers.

Based on the market requirement, the Company adjusted its train schedule during the first half of 2002 as follows: (1) since 1st April, two pairs of regular-speed passenger trains operated between Guangzhou and Shenzhen were substituted by two pairs of high-speed passenger trains, thus increasing the total number of Gaungzhou-Shenzhen intercity express passenger trains to 54 pairs (including one pair of standby trains), while at the same time, the regular-speed passenger trains decreased to 4 pairs; (2) since 1st May, two Guangzhou-Shenzhen high-speed passenger trains added stops at Zhangmutou Railway Station.

In the first half of 2002, the Company increased its passenger transportation capacity on peak days, such as on holidays, by taking measures such as increasing passenger train frequencies and lengthening train formation during the following periods: (1) during the Spring Festival period, the Company increased 14 pairs of long-distance passenger trains, 1 pair of Guangzhou~Shenzhen high-speed passenger trains and 2 pairs of Guangzhou-Shenzhen regular-speed passenger trains; (2) during the Labor Day holidays, the Company increased the operation of 55 trips of long-distance passenger trains; and (3) during Hong Kong public holidays in the first half of 2002 when there were many residents in Hong Kong and Macau coming back to the mainland China, in order to ensure enough passenger transportation capacity along the Guangzhou-Kowloon route, the Company lengthened the formation of its Guangzhou-Kowloon through trains and increased trips of its Dongguan-Kowloon holiday through trains.

Responding to market changes, the Company slightly adjusted its passenger fares (calculated in Renminbi ("RMB")) to increase by RMB5 per passenger for each single trip on all its intercity express passenger trains between Guangzhou and Shenzhen and on some sections of regular-speed passenger trains on peak days for the following periods:

(1) the 4-day period from 31st December, 2001 to 3rd January, 2002;
(2) the 28-day period from 1st February, 2002 to 28th February, 2002;
(3) the 18-day period from 29th March, 2002 to 15th April, 2002;
(4) the 8-day period from 30th April, 2002 to 7th May, 2002.

During the 7-day period from 4th February to 10th February, 2002, in compliance with the regulations of the Ministry of Railways ("MOR"), fares for hard seats of the Shenzhen-Beijing and the Shenzhen-Yueyang long-distance passenger trains operated by the Company as well as the temporary long distance passenger trains were increased by 15% and fares for hard berths and soft berths on these two routes were increased by 20%.

FREIGHT TRANSPORTATION

Freight transportation is an important business segment of the Company. To increase its freight transportation volume, during the first half of this year, the Company emphasised on strengthening its marketing efforts, broadening sources of freight in large quantities from the ports, implementing cooperative marketing and transportation activities with regional ports, improving efforts to the solicitation of inbound freight and continue to offer price discounts. In the first half of 2002, the total tonnage of freight transported by the Company were 13.674 million tons, representing a decrease of 1.3% over 13.853 million tons in the same period of last year. Among the total freight transported by the Company in the first half of 2002, the outbound freight was 3.787 million tons, representing an increase of 15.5% over 3.280 million tons in the same period of last year; the inbound and pass-through freight were 9.887million tons, representing a decrease of 6.5% over 10.574 million tons in the same period of last year.

OTHER BUSINESSES

For the first half of 2002, revenues from other businesses of the Company (including sales of food and merchandise on the Company's trains and in its stations) were approximately RMB61.6 million, representing a decrease of 13% over that of the same period of last year.

OPERATING PROFIT

The operating profit of the Company for the first half of 2002 was approximately RMB342.2 million, representing an increase of 13.1% over approximately RMB302.5 million for the same period of last year. Net profit during the period covered by this report was approximately RMB298.0 million, representing an increase of 5.6% over approximately RMB282.1 million of the same period last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total business revenues

In the first half of 2002, the Company's total revenues from operations were approximately RMB1,201 million, representing an increase of 22.5% over approximately RMB980.2 million for the same period of last year. Revenues from passenger and freight transportation represented approximately 74.2% and 20.7% of the total revenues generated by the Company respectively and approximately 78.2% and 21.8% of the total revenues generated by the railroad business respectively.

The passenger transportation business

The revenue from passenger transportation business in the first half of 2002 was approximately RMB891.0 million, representing an increase of 36.3% from approximately RMB653.6 million in the same period last year. The following table sets forth the revenues from passenger transportation and the volume of passengers from 1st January, 2002 to 30th June, 2002 with that in the same period in 2001:

	Six months ended 30th June		Increase/(decrease) as compared
	2002	2001	**to 2001**
Revenues from passenger transportation			
(RMB thousands)	**891,029**	653,562	**36.3%**
— domestic trains	**727,442**	506,256	**43.7%**
— Hong Kong through trains	**163,587**	147,306	**11.1%**
Total number of passengers *(thousand persons)*	**20,352**	19,757	**3.0%**
— domestic trains	**19,326**	18,794	**2.8%**
— Hong Kong through trains	**1,026**	963	**6.5%**
Revenue per passenger *(RMB)*	**43.78**	33.08	**32.3%**
— domestic trains	**37.64**	26.94	**39.7%**
— Hong Kong through trains	**159.44**	152.97	**4.2%**
Total passenger-kilometers *(millions)*	**1,717.7**	1,627.2	**5.6%**
Revenue per passenger-kilometer *(RMB)*	**0.52**	0.40	**30.0%**

The total number of passengers on domestic trains in the first half of this year had increased approximately by 2.8% over that of the same period of last year. This increase was largely due to the following factors: (1) the continuous development of the economy in the People's Republic of China ("PRC"), especially in the Pearl River Delta area, and the consumption policies promoted by the PRC government improved the development of tourism at a high speed; (2) the Company timely adjusted the train schedule between Guangzhou and Shenzhen by increasing high-speed trains and reducing regular-speed trains at the same time; (3) the Company made additional stops at major intermediary stations along the Guangzhou-Shenzhen route in order to attract passengers thereof; (4) the Company flexibly increased its train frequencies and formations during holidays and vacations; (5) the Company continued to take measures to build up the brand name for its high-speed railway passenger transportation services, improve service facilities and upgrade its services; and (6) the two pairs of long-distance passenger trains from Shenzhen to Yueyang and from Shenzhen to Beijing were well-received by the market and had become the brand name for the Company to exploit the long-distance passenger transportation market.

Revenues of the Company from domestic passenger trains increased by 43.7% when compared to that of the same period of last year. The increase was mainly due to: (1) an increase in the total domestic passenger volume; (2) the full implementation of the "As-frequent-as-buses" Train Project by the Company effectively transiting passengers from regular-speed trains to high-speed trains, which upgraded the structure of the Company's passenger transportation services and increased the revenue on a per-passenger and per-kilometer basis; and (3) slight upward adjustments of ticket prices during peak seasons such as on holidays.

The number of passengers travelling on the Hong Kong through trains increased approximately by 6.5%, and revenues generated therefrom increased approximately by 11.1%. The increases were mainly due to the following reasons: (1) in order to boost Hong Kong's economy, the PRC government simplified the procedures for mainland Chinese citizens to visit Hong Kong and Macau, attracting increased tourists to Hong Kong and Macau;(2) the Company endeavored to improve its services and facilities, such as the completion of the Immigration and Customs Inspection Building in Dongguan Railway Station under the cooperation with the local government, which improved the arrival and departure conditions for passengers who took the Dongguan through trains; (3) the Company strengthened its relations with ticketing agencies for Guangzhou-Kowloon through trains and made great efforts to attract more group tourists to take the through trains; and (4) the Company continued to offer price discount to group tourists.

The freight transportation business

Revenues generated from the Company's freight transportation in the first half of 2002 were approximately RMB248.0 million, representing a decrease of approximately 3.1% from RMB255.8 million in the first half of 2001. The following table sets forth and compares the revenues from and volume of freight transportation from 1st January, 2002 to 30th June, 2002 with that of the same period of last year:

	Six months ended 30th June		**Increase/(decrease) as compared**
	2002	2001	**to 2001**
Revenues from freight transportation *(RMB thousands)*	**248,008**	255,846	**(3.1%)**
Revenues from outbound freight	**48,403**	47,066	**2.8%**
Revenues from inbound freight	**144,856**	148,839	**(2.7%)**
Revenues from storage, loading and miscellaneous items	**54,749**	59,941	**(8.7%)**
Total tonnage *(thousand tons)*	**13,674**	13,853	**(1.3%)**
Revenue per ton *(RMB)*	**18.14**	18.47	**(1.8%)**
Total ton-kilometers *(millions)*	**939.7**	980.2	**(4.1%)**
Revenue per ton-kilometer *(RMB)*	**0.264**	0.261	**1.1%**

In the first half of 2002, the Company's outbound freight revenue increased by 2.8% over that of the same period of last year, which was mainly due to a significant increase of petroleum, coal and ore transported. The tonnage of the outbound freight transported by the Company in the first half of 2002 was 3.787 million tons, representing a significant increase of 15.5% over 3.28 million tons in the same period of last year.

The inbound and pass-through freight revenues decreased by 2.7%, which was mainly due to the completion and improvement of highway transportation networks, the operation of container liners in the coastal areas, and the construction of the double track of the Beijing~Kowloon Line which constrained smooth traffic. As a result, certain freights were transported through other rail lines, which otherwise should have been transported through the Beijing-Kowloon Line to the Company's line. The tonnage of the inbound and pass-through freight transported by the Company in the first half of 2002 was 9.887 million tons, representing a decrease of 6.5% when compared with the 10.574 million tons in the same period of last year.

Revenues from storage, loading and miscellaneous items in the first half of 2002 decreased by 8.7% than that in the same period of last year, which was mainly due to the decreased tonnage of the inbound and pass-through freight and the downward adjustment of the storage fees for the purpose of attracting customers.

Although the outbound freight transported by the Company was significantly increased, the revenues from the freight transportation of the Company in the first half of 2002 were lower than that in the same period of last year due to the change of the freight composition. In particular, freight with lower value for which the Company charged lower transport tariffs increased in large quantities, while freight with higher value for which the Company charged higher transport tariffs decreased relatively. The fact that the inbound and pass-through freight had decreased also contributed to the decrease in revenue.

OTHER BUSINESSES

Revenues from other businesses of the Company in the first half of 2002 accounted for 5.1% of the total operating revenues. These revenues decreased by 13% from approximately RMB70.8 million in the same period of 2001 to approximately RMB61.6 million. The gross profit decreased by 23.7% from RMB9.964 million in the same period of 2001 to approximately RMB7.604 million. This was mainly due to the fact that revenues generated from businesses of the stores and the hotel in Shenzhen Railway Station were negatively impacted by the construction of the Shenzhen Subway and that passengers consumed less in the trains and stations because of the reduced traveling time.

OPERATING EXPENSES OF THE RAILROAD BUSINESSES

The operating expenses of the Company's railroad businesses in the first half of 2002 were approximately RMB804.5 million, representing an increase of 30.4% from approximately RMB616.9 million of the first half of

2001. This was mainly due to the following factors: (1) the operation of the two long-distance passenger trains by the Company caused an increase in railway line usage fees, rolling stock repair fees, fuel consumption and passenger services fees; (2) the eight "Blue Arrow" electric trains all dove into use, which increased fees on train rental and on electricity consumption for hauling; and (3) in order to continue to ensure safe operation of trains and further improve its services, the Company incurred further costs in upgrading its stations and other buildings and equipments along the Guangzhou-Shenzhen route.

PROSPECTS

The Company will implement and improve the "As-frequent-as-buses" Train Project. The Company has dedicated to turning the Guangzhou~Shenzhen route into a profitable, efficient, technologically advanced modern railroad operating frequent high-speed train services, and to further enhancing its position as a safe, comfortable, premium, fast and convenient transportation leader between the three metropolises of Guangzhou, Shenzhen and Hong Kong.

The Company will continue to further enhance the Company's overall competitiveness. To prepare for the future growth in passenger and freight transportation and to release the pressure from the lack of transportation capacity, the company plans to implement the following projects:

No	PROJECTS	AMOUNT *(RMB'000)*	NOTES
1.	The construction of a technical support and maintenance depot for passenger vehicles in northern Shenzhen	180,000	For the technical preparation, examination and parking of long-distance passenger trains
2.	The construction of an ancillary passenger station at Buji for long-distance passenger trains	50,000	For long-distance passenger transportation services to release the pressure on Shenzhen Railway Station
3.	The Construction of the north plaza of Guangzhou East Railway Station	20,000	To cooperate with the construction of the Guangzhou Subway Line 3 and the suburb railway track, and to be used by passengers for transferring, gathering and dispersing
4.	The construction of a suburb passenger railway track between Guangzhou and Xintang	300,000	To improve transportation capacity on this section, and to prepare for the growth of passengers and freight
5.	The construction of a passenger train connecting line between Pinghu and Shenzhen	50,000	To increase the pass-through capacity for passenger trains in Shenzhen area
6.	Purchasing 12 25K-type passenger coaches	31,000	To upgrade the services of long-distance passenger trains operated by the Company
7.	The construction of buildings in Guanghzou and Shenzhen for commercial, living quarters, office and other projects	61,730	To improve the Company's working conditions and for business uses

Note: The project (4) above still needs to be approved by relevant government departments. The implementation plan of all the projects above will be adjusted based on the actual situation.

The Shenzhen-Beijing and Shenzhen-Yueyang long-distance passenger trains operated by the Company, which focused on service and management, have become a new benchmark in its passenger transportation business. The Company will continue to monitor this market closely and to operate more long-distance passenger trains timely when there are opportunities to broaden the passenger transportation market.

The Company will make use of the opportunity that the Yangchang Railway Company is enlarging its Guanghzou Railway Station to continue to increase the passenger transportation business at Guangzhou East Railway Station, which serves as a major passenger transportation hub. Together with the Guangzhou Subway and public bus stations, Guangzhou East Railway Station has established the "Green Passage for Passengers" to make it convenient for passengers.

The Company plans to further optimize the use of its transportation capacity and facilities and to further improve its traffic control practices, continue to strengthen marketing efforts, enlarge its sales network, further improve the computerized ticketing network and the automatic ticketing system in its service territory, build the West Ticketing Hall of Shenzhen Railway Station into the first computerized passenger transportation service hall in the Chinese railways, improve its passenger transportation techniques, implement premium service measures and establish its high-speed transportation brand name so as to ensure the steady growth of its passenger transportation business.

In the freight transport segment, both the steady growth of domestic economy and the broadened scope and accelerated pace of the economic cooperation between Guangdong and Hong Kong are expected to help increase the Company's freight volume. The Company plans to focus on opening up new sources of freight in large quantities and of inbound freight, strengthening the cooperation with ports, improving railway loading and unloading efficiency at the ports and enhancing the unloading organization at special lines so as to increase revenues generated from unloading to offset decrease in loading and focus on the container freight transportation so as to strive for the growth of its total freight transport business.

The Company has fully implemented the ISO 9000 standards. It is also striving to further improve its operations and management, enhance the practice of the operational responsibility system, lower its administrative costs and reduce redundant personnel. The Company will also carry out studies on effective capital usage in order to better utilize the Company's capital and realize expansion at lower cost by ways of acquisitions, mergers and capital participations.

The Company is developing a website to enhance marketing and develop e-business. It plans to introduce online ticketing service and freight transportation ordering service in the near future.

The Company will also make more use of modern technology in its passenger transport services. Continuing to improve its computerized and automatic ticketing systems, the Company is to begin studies on establishing a ticketing system using magnetic cards, which is expected to be put into use for the Guangzhou-Shenzhen high-speed passenger trains in order to further increase the number of passengers riding high-speed passenger trains.

To better accommodate for future potential transportation growth and market competition, the Company has decided to commence the construction of the suburb passenger railway track between Guangzhou and Xintang, the construction of a technical support and maintenance depot for passenger vehicles and its ancillary construction works in northern Shenzhen, and purchase of electric train-sets. When these projects are completed, they are expected to improve the Company's transportation capacity and benefit the quick growth of the Company's core businesses of passenger and freight transportation. The Company plans to issue not more than 700 million A shares through public offering for financing the construction of the projects above. The preparation of the A share issue is processing smoothly. The public offering is to commence upon the approval of the relevant projects by the State.

With the continued implementation of active financial and stable monetary policies and the further adjustments of the economic structure by the PRC government, the gradual opening of domestic markets and relaxation of control in foreign investment, and the development of the western region of the PRC, the Company is operating its passenger and freight transportation businesses in a favourable economic environment. Moreover, with the expansion of the scope and accelerated pace of the economic cooperation between Guangdong and Hong Kong and the completion of the double tracking construction of the Beijing-Kowloon Line at the end of this year, the demands for railway transportation in the Company's service territory will continue to increase. The Company anticipates that there will be an overall growth in the Company's passenger and freight businesses in 2002.

INTERIM DIVIDEND

The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2002.

ADJUSTMENT OF PRICING

During the New Year's Day holidays, the Spring Festival, the Ching-Ming Festival and the Labor Day holidays, the Company increased the fare of some of the high-speed passenger trains operated on the Guangzhou-Shenzhen route by RMB5. The Company plans to continue with these market-oriented measures during long public holidays in the future.

The pricing adjustment measures shall comply with the Company's principles of maximizing operating results and enlarging its market share. The Company will make timely adjustments to respond to the market. Under current market conditions, however, there is not much space for upward adjustment of fares for passenger trains.

INITIAL PUBLIC OFFERING USE OF PROCEEDS

The total proceeds of RMB4,214 million from the Company's initial public offering in May 1996 were fully utilized by the end of 1998 in the construction of the Guangshen railway. (Please refer to Annual Report 1998 of the Company)

EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS

As of 30th June, 2002, the Company had a total of 9,113 employees, representing a decrease of 19 employees when compared with that of the end of year 2001.

The Company's employees are paid on the basis of their positions and performance. The employee's income depends on the Company's operating results, his/her workload, costs, and safety records. For the six months ended 30th June, 2002, the Company paid salaries of approximately RMB122.9 million in aggregate.

Pursuant to relevant state policies and regulations, the Company's employees enjoy the following welfare benefits: (1) retirement pension — the Company is required to set aside sum equivalent to 18% of its total labor costs for the year and 5% of its total labor costs for the previous year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund — the Company is required to set aside 14% of its total labor costs as employees' welfare fund contributions and medical service fees; and (3) housing fund — the Company and its employees each deposit 7% of the employee's monthly salary (for Guangzhou residents), or 13% (for Shenzhen residents) into the employee's personal housing fund account.

The Company had trained 185 managers and 297 workers in post standardization, and 5063 employees in basic qualification requirements, including relevant knowledge on China's entry into the World Trade Organization, office automation, human resources management, domestic-made high-speed electric trains, management of work teams, external service and safety regulations. The Company also held 167 classes for 6095 employees; 32 post-trainings for 5501 employees and 29 special lectures for 2681 employees. These training courses were mainly organized by the Company's Employee Training Center. The Company also employed certain experts from outside the Company for these purposes. The Company has currently completed 50% of its full-year training plans and the direct cost for these training programs was about RMB1 million.

EMPLOYEES' HOUSING AND ACCOUNTING FOR DIFFERENCES BETWEEN SALES PRICES OF HOUSES AND COSTS

In 2000, the Company constructed and purchased new residential properties for its employees to improve the living conditions of its employees. Under the housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the sale of these staff quarters represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. As of June 30, 2002, the estimated loss resulted from the selling of residential properties was not more than RMB226.4 million in total. Pursuant to the prevailing policies issued by the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval by the Board. Such treatment conforms with the accounting rules and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements as of June 30, 2002 of the Company prepared in accordance with International Financial Reporting Standards ("IFRS"), the Company accounted for the housing losses as follows: losses of approximately RMB226.4 million from the sale of completed staff quarters to employees, or from premises under construction of which the losses could be reasonably estimated and for the future services (which were amortized on a straight line basis over the estimated remaining average service lives of 15 years). During the period from January 1, 2002 to June 30, 2002, the housing losses charged to the consolidated income statement was RMB7.666 million and RMB37.866 million in total as of June 30, 2002.

As of June 30, 2002, the unamortized deferred losses, which were accorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB188.5 million.

Other than employees' housing and welfare mentioned above, the Company had not implemented any other plans in relation to the employees' housing in 2002.

1/1

CAPITAL STRUCTURE

No change has occurred to the Company's share capital structure during the period of this report. The Company's capital structure as on 30th June, 2002 was as follows:

	As of 30th June, 2002	
Class of Shares	**Number of Shares**	**%**
State-owned legal person shares	2,904,250,000	66.99
H Shares	1,431,300,000	33.01
Total	4,335,550,000	100.0

SUBSTANTIAL SHAREHOLDERS

As of 30th June, 2002, shareholders who held more than 10% of the share capital of the Company were as follows:

	As of 30th June, 2002	
Name of Shareholders	**Number of Shares**	**%**
Guangzhou Railway (Group) Company	2,904,250,000	66.99
HKSCC Nominees Limited	1,384,733,988	31.94

DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTERESTS

None of the directors or supervisors or senior management or any of their spouses or children under the age of 18 had any interests in any shares or debentures of the Company or any associated corporations (within the meaning of the Securities (Disclosure of Interest) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 of or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein (for the purpose of this paragraph, the regulations mentioned above should be deemed to apply to the supervisors to the same extent as they apply to directors).

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities during the period of this report.

A SHARE ISSUE

Our plan for the A share issue ("A Share Issue") was approved at the extraordinary general meeting held on 23rd April, 2002.

(1) Class of securities to be issued: Domestic listed RMB denominated ordinary shares ("A Shares").

(2) Number of A Shares to be issued: Not more than 700 million shares with nominal value of RMB1.00 each.

(3) Proposed place of listing: Shanghai Stock Exchange.

(4) Target subscribers and target market:

Target subscribers: Natural persons and institutional investors (except those prohibited by the PRC laws or regulations) within the PRC.

Target markets: All securities trading centers in the PRC that are within the system network of Shanghai Stock Exchange.

(5) Issuing mechanism: A "book-building" process will be conducted to determine the issue price and a combination of offline placing and online issue will be adopted.

(6) Use of proceeds: The proceeds of the A Share Issue are intended to be used to finance the construction of the suburb passenger railway track between Guangzhou and Xintang, the construction of the technical support and maintenance depot for passenger vehicles and its ancillary construction works in the northern part of Shenzhen and the purchase of the electric trains. The total construction costs of the three projects are estimated to be approximately RMB2,800 million. The details of the A Share Issue will be disclosed in the prospectus to be issued.

(7) Conditions for implementation: The A Share Issue was approved at the extraordinary general meeting. Upon the approval by the relevant authorities of the PRC government in respect of the establishment of these projects, the Board will, subject to compliance with the Company Law of the PRC and the relevant policies and regulations, submit the A Share Issue to the China Securities Regulatory Commission for approval and to proceed with its implementation accordingly.

IMPACT OF ECONOMIC POLICIES ON THE COMPANY

The PRC government's adjustment of economic policies and policies relating to import and export activities have affected the Company's railway freight composition and freight pricing policies to a certain extent. The Company is not aware of any other governmental policies that are likely to have adverse effects on the Company's business and financial position.

PREFERENTIAL TAX TREATMENT

As a result of its establishment in the Shenzhen Special Economic Zone, the Company enjoys a preferential income tax rate of 15%, which the Company believes will continue to apply in the future.

OVERDUE TIME DEPOSITS

As of June 30, 2002 the Company deposited approximately RMB1,804 million with financial institutions, of which RMB31.365 million was overdue and was not paid back to the Company upon maturity. The Company has obtained a judgement in its favour regarding the unpaid overdue time deposits. However, as the debtor was under restructuring, the court ordered a stay of execution of the judgement obtained by the Company. The said overdue time deposit accounts for approximately 0.31% of the Company's net assets and 1.51% of the Company's cash and deposits, respectively, and has no material impact on the capital usage and operations of the Company. The Company is closely monitoring the development of this matter.

Except this overdue time deposit, the Company has no other overdue time deposits. The Company has not encountered any difficulty in withdrawal of the deposits that have been placed with commercial banks in the PRC and the MOR's Railway Deposit-taking Center.

ENTRUSTED DEPOSITS

As of 30th June, 2002, the Company did not have any entrusted deposits with any financial institutions in the PRC.

RISK OF CURRENCY EXCHANGE RATE FLUCTUATION

The Company currently hold substantial deposits denominated in US dollars and Hong Kong dollars. When there are major fluctuations of these currencies against RMB, it is believed to have certain influence on the Company's operating results.

DISCLOSURE OF MATERIAL LITIGATION

There is currently no major litigation or arbitration involving the Company.

DISCLOSURE OF RELATED PARTY TRANSACTION

As of 30th June, 2002, the Company's related party transactions of railway transport have been carried out on normal terms according to the conditions, contents and contracts that were waived by Hong Kong Stock Exchange and there is no new related party transaction.

BANK BORROWINGS

As of 30th June, 2002, the Company had no bank loans or borrowings.

CONTINGENT LIABILITY

The Company did not have any contingent liability as of 30th June, 2002.

CHARGE OF ASSETS AND GUARANTEE

As of 30th June, 2002, the Company had not charged any of its assets and had not provided any guarantee.

AUDIT COMMITTEE

The Audit Committee is composed of two independent non-executive directors of the Company. Its principal duties include the review and supervision of the Company's financial reporting process and internal controls. The unaudited interim financial statements for the six months ended 30th June, 2002 have been reviewed by the Audit Committee.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules of the Stock Exchange of Hong Kong Limited.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the Interim Report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China.

On behalf of the Board of Directors

Jiang Linyang

Chairman of the Board of Directors

Shenzhen, the PRC, 14th August, 2002

INTERIM RESULTS

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002 prepared in conformity with IFRS.

CONDENSED CONSOLIDATED INCOME STATEMENT
(UNAUDITED)

		For the six months ended 30th June,			% of increase (decrease)
		2002	2001	**2002**	**2002**
	Note	***RMB'000***	*RMB'000*	*US$'000* *(Note 13)*	***vs. 2001***
Revenues from railroad businesses					
Passenger		**891,029**	653,562	**107,353**	**36%**
Freight		**248,008**	255,846	**29,880**	**(3%)**
Sub-total		**1,139,037**	909,408	**137,233**	**25%**
Revenues from other businesses		**61,611**	70,784	**7,423**	**(13%)**
Turnover		**1,200,648**	980,192	**144,656**	**22%**
Operating expenses					
Railroad businesses		**(804,486)**	(616,881)	**(96,926)**	**30%**
Other businesses		**(54,007)**	(60,820)	**(6,507)**	**(11%)**
Total operating expenses		**(858,493)**	(677,701)	**(103,433)**	**27%**
Operating profit		**342,155**	302,491	**41,223**	**13%**
Other income, net		**11,387**	31,328	**1,372**	**(64%)**
Financial expenses		**(302)**	(185)	**(36)**	**63%**
Share of (loss) profit of associates		**(2)**	273	**—**	**N/A**
Profit before tax	*3*	**353,238**	333,907	**42,559**	**6%**
Taxation	*4*	**(55,150)**	(52,049)	**(6,645)**	**6%**
Minority interests		**(74)**	290	**(9)**	**N/A**
Net Profit		**298,014**	282,148	**35,905**	**6%**
Earnings per share					
— Basic	*6*	**RMB0.069**	RMB0.065	**US$0.008**	
— Diluted	*6*	**N/A**	N/A	**N/A**	

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	**As of 30th June, 2002 RMB'000 (UNAUDITED)**	As of 31st December, 2001 RMB'000 (AUDITED)	**As of 30th June, 2002 US$'000 (Note 13)**
Non-current assets				
Fixed assets, net	7	**6,874,468**	7,031,040	**828,249**
Construction-in-progress	7	**684,383**	446,399	**82,456**
Leasehold land payments		**664,608**	673,746	**80,073**
Interests in associates		**143,177**	141,122	**17,250**
Long-term investments		**45,608**	32,000	**5,495**
Deferred tax assets		**5,104**	5,193	**615**
Deferred staff costs		**188,521**	196,187	**22,713**
		8,605,869	8,525,687	**1,036,851**
Current assets				
Materials and supplies		**34,568**	34,191	**4,165**
Accounts receivable, net	8	**53,956**	67,440	**6,501**
Due from Parent Company		**8,167**	29,499	**984**
Due from affiliates, net		**272,038**	276,013	**32,776**
Prepayments and other receivables, net		**304,845**	322,276	**36,728**
Temporary cash investments		**1,285,401**	1,376,602	**154,868**
Cash and cash equivalents		**786,539**	365,508	**94,764**
		2,745,514	2,471,529	**330,786**
Current liabilities				
Accounts payable	9	**46,607**	69,048	**5,615**
Accounts payable for construction of fixed assets		**231,410**	199,780	**27,881**
Due to affiliates		**113,769**	58,650	**13,707**
Dividends payable		**433,579**	13,598	**52,238**
Taxes payable		**48,790**	65,682	**5,878**
Accrued expenses and other payables		**479,653**	454,218	**57,789**
		1,353,808	860,976	**163,108**
Net current assets		**1,391,706**	1,610,553	**167,678**
Total assets less current liabilities		**9,997,575**	10,136,240	**1,204,529**
Minority interests		**12,493**	15,617	**1,505**
Net assets		**9,985,082**	10,120,623	**1,203,024**
Representing:				
Share capital	10	**4,335,550**	4,335,550	**522,355**
Reserves		**5,649,532**	5,785,073	**680,669**
Total equity		**9,985,082**	10,120,623	**1,203,024**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY *(UNAUDITED)*

			Reserves				
		Share capital	**Share premium**	**Revenue reserves**	**Retained earnings**	**Sub-total**	**Total**
	Note	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
Balances as of 31st December, 2001		**4,335,550**	**3,984,135**	**1,198,335**	**602,603**	**5,785,073**	**10,120,623**
Net profit		**—**	**—**	**—**	**298,014**	**298,014**	**298,014**
Dividends	5	**—**	**—**	**—**	**(433,555)**	**(433,555)**	**(433,555)**
Balances as of 30th June, 2002		**4,335,550**	**3,984,135**	**1,198,335**	**467,062**	**5,649,532**	**9,985,082**
Balances as of 31st December, 2000		4,335,550	3,984,135	1,085,813	615,185	5,685,133	10,020,683
Net profit		—	—	—	282,148	282,148	282,148
Dividends	5	—	—	—	(433,555)	(433,555)	(433,555)
Balances as of 30th June, 2001		4,335,550	3,984,135	1,085,813	463,778	5,533,726	9,869,276

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS *(UNAUDITED)*

	For the six months ended 30th June,		
	2002	2001	**2002**
	RMB'000	*RMB'000*	***US$'000***
			(Note 13)
Net cash provided by operating activities	**557,534**	457,339	**67,173**
Net cash used in investing activities	**(133,305)**	(245,431)	**(16,061)**
Net cash used in financing activities	**(3,198)**	(242,957)	**(385)**
Net increase (decrease) in cash and cash equivalents	**421,031**	(31,049)	**50,727**
Cash and cash equivalents, beginning of period	**365,508**	330,054	**44,037**
Cash and cash equivalents, end of period	**786,539**	299,005	**94,764**

Notes:

1. **Basis of preparation and accounting policies**

The accompanying condensed consolidated financial statements are prepared in accordance with IFRS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual financial statements as of and for the year ended 31st December, 2001.

2. **Segment information**

(i) ***Business Segments***

The Group conducts the majority of its business activities in railroad and other business operations. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies adopted in preparing the financial statements of the Group. The Group evaluates performance based on profit from operations. An analysis of the Group's revenue and results for the period by business segment is as follows:

	Railroad Business		Other Businesses		Unallocated		Total	
	For the six months ended 30th June		For the six months ended 30th June		For the six months ended 30th June		For the six months ended 30th June	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Turnover	**1,139,037**	909,408	**61,611**	70,784	**–**	—	**1,200,648**	980,192
Results								
Operating profit	**334,551**	292,527	**7,604**	9,964	**–**	—	**342,155**	302,491
Other income, net	**9,185**	29,442	**2,202**	1,886	**–**	—	**11,387**	31,328
Financial expenses	**(293)**	(175)	**(9)**	(10)	**–**	—	**(302)**	(185)
Share of (loss) profit of associates	**–**	—	**–**	—	**(2)**	273	**(2)**	273
Taxation	**–**	—	**–**	—	**(55,150)**	(52,049)	**(55,150)**	(52,049)
Minority interests	**–**	—	**–**	—	**(74)**	290	**(74)**	290
Net profit							**298,014**	282,148

(ii) ***Geographic Segments***

For the six months ended 30th June, 2002, all of the Group's business of operations are conducted in the People's Republic of China (the "PRC").

3. **Profit before tax**

Profit before taxation is stated after charging (crediting) the following:

	For the six months ended 30th June,	
	2002	2001
	RMB'000	*RMB'000*
Depreciation of fixed assets	**176,121**	170,247
Amortisation of leasehold land payments	**7,521**	7,697
Amortisation of deferred staff costs	**7,666**	7,230
Interest expenses	**302**	787
Interest income	**(9,801)**	(31,727)

4. **Taxation**

The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30th June,	
	2002	2001
	RMB'000	*RMB'000*
PRC enterprise income tax	**55,090**	51,995
Share of taxation attributable to associates	**60**	54
Total	**55,150**	52,049

Income tax was provided in accordance with the income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation.

5. **Dividends**

No appropriation from retained earnings has been made to the statutory reserves for the six months ended 30th June, 2002. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

On 23rd April, 2002, the Company declared a dividend of RMB0.10 per share in respect of the year ended 31st December, 2001, totaling RMB433,555,000. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2002.

6. **Earnings per share**

Basic earnings per share for the six months ended 30th June, 2002 were computed by dividing, consolidated net profit by 4,335,550,000 shares (2001: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share were presented as there were no dilutive potential ordinary shares as of period end.

7. **Fixed assets and construction-in-progress**

During the six months ended 30th June, 2002, the addition of the Group's fixed assets and construction-in-progress amounting to approximately RMB292,588,000.

8. **Accounts receivable, net**

	As of 30th June, 2002	As of 31st December, 2001
	RMB'000	*RMB'000*
Accounts receivable	**75,996**	91,480
Less: Provision for doubtful accounts	**(22,040)**	(24,040)
	53,956	67,440

Accounts receivable was mainly the charges from cargo transportation and the credit terms granted to the customers were normally 90 to 180 days. The aging analysis of accounts receivable was as follows:

	As of 30th June, 2002	As of 31st December, 2001
	RMB'000	*RMB'000*
Within 1 year	**51,804**	54,314
Over 1 year but within 2 years	**591**	9,017
Over 2 year but within 3 years	**1,652**	3,740
Over 3 years	**21,949**	24,409
	75,996	91,480

9. **Accounts payable**

The aging analysis of accounts payable was as follows:

	As of 30th June, 2002	As of 31st December, 2001
	RMB'000	*RMB'000*
Within 1 year	**37,635**	63,134
Over 1 year but within 2 years	**6,592**	2,857
Over 2 year but within 3 years	**2,305**	3,057
Over 3 years	**75**	—
	46,607	69,048

10. Share capital

As of 30th June, 2002, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

	Number of shares	Nominal value	Percentage of share capital
	'000	*RMB'000*	
Authorised, issued and fully paid or credited as fully paid:			
State-owned Domestic Shares	2,904,250	2,904,250	67%
H Shares	1,431,300	1,431,300	33%
	4,335,550	4,335,550	100%

11. Commitments

(i) Capital commitments

	As of 30th June, 2002	As of 31st December, 2001
	RMB'000	*RMB'000*
Contracted but not provided for	**910**	15,640
	910	15,640

(ii) Operating lease commitments

	As of 30th June, 2002	As of 31st December, 2001
	RMB'000	*RMB'000*
Machinery and equipment		
— not more than one year	**54,000**	—
— later than one year and not later than five years	**345,375**	399,375
	399,375	399,375

25

12. **Related party transactions**

A significant portion of transactions undertaken by the Group for the six months ended 30th June, 2002 was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with affiliates during the six months ended 30th June, 2002:

	For the six months ended 30th June,	
	2002	2001
	RMB'000	*RMB'000*
Lease of locomotives and related services from Yang Cheng Railway Company, a subsidiary of the Guangzhou Railway (Group) Company (the "Parent Company")	**17,528**	25,696
Provision of train and related service from Guangmeishan Railway Company Limited, a subsidiary of the Parent Company	**2,196**	2,247
Social service (employee housing, health care, educational and public security services and other ancillary services) provided by the Parent Company and affiliates (including Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company)	**28,400**	28,400
Operating lease rentals paid to the PRC Ministry of Railway (the "MOR")	**26,889**	24,562
Interest received from the MOR's Railroad Deposit-taking Centre	**1,641**	26,343
Interest received from the Parent Company	**–**	272
Interest expenses paid to the Parent Company	**757**	787
Interest received from Guangmeishan Railway Company Limited	**300**	492
Interest received from Pingnan Railway Company Limited, an associate of the Parent Company	**287**	813

13. Translation of amounts from Chinese Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on 30th June, 2002 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30th June, 2002 or on any other date.

14. **Principal Financial Ratios**

		2002	2001
a.	Basic earnings per share (Consolidated net profit for the six months ended 30th June/weighted average number of shares outstanding)	**RMB0.069**	RMB0.065
b.	Return on net assets (Consolidated net profit for the six months ended 30th June/consolidated net assets as of 30th June)	**3.0%**	2.9%
c.	Net assets per share (Consolidated net assets as of 30th June/number of shares outstanding as of 30th June)	**RMB2.30**	RMB2.28

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS *(UNAUDITED)*

Effects on the consolidated net profit and consolidated net assets of significant differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are summarised below. The estimated US GAAP adjustments shown below have been prepared by the management of the Company and have not been subject to independent audit.

	For the six months ended 30th June,		
	2002	2001	**2002**
	RMB'000	*RMB'000*	***US$'000***
			(Note 2)
Consolidated net profit under IFRS	**298,014**	282,148	**35,905**
Impact of estimated US GAAP adjustments:			
Reversal of additional depreciation charges arising from the revaluation surplus of fixed assets	**24,211**	24,211	**2,917**
Effect of US GAAP adjustment on taxation	**(3,632)**	(3,632)	**(438)**
Estimated consolidated net profit under US GAAP	**318,593**	302,727	**38,384**
Estimated basic earnings per share under US GAAP	**RMB0.073**	RMB0.070	**US$0.009**
Estimated basic earnings per equivalent ADS under US GAAP	**RMB3.67**	RMB3.49	**US$0.44**

	As of 30th June, 2002	As of 31st December, 2001	**As of 30th June, 2002**
	RMB'000	*RMB'000*	***US$'000***
			(Note 2)
Consolidated net assets under IFRS	**9,985,082**	10,120,623	**1,203,024**
Impact of estimated US GAAP adjustments:			
Reversal of the revaluation surplus on fixed assets	**(1,492,185)**	(1,492,185)	**(179,781)**
Reversal of additional depreciation charges arising from the revaluation surplus on fixed assets	**306,673**	282,462	**36,949**
Deferred tax assets created	**223,828**	223,828	**26,967**
Effect of US GAAP adjustment on taxation	**(46,002)**	(42,370)	**(5,542)**
Estimated consolidated net assets under US GAAP	**8,977,396**	9,092,358	**1,081,617**

Notes:

1. Estimated basic earnings per share and equivalent ADS for the six months ended 30th June, 2002 were computed by dividing estimated consolidated net profit under US GAAP by 4,335,550,000 shares (2001: 4,335,550,000) and 86,711,000 equivalent ADSs (2001: 86,711,000) outstanding throughout the period respectively. No diluted earnings per share and per equivalent ADS were presented as there were no dilutive potential ordinary shares as of period end.

2. Translation of amounts from RMB into US$ for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on 30th June, 2002 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30th June, 2002 or on any other date.

為北美股東提供之資訊（*未經審計*）

國際會計準則與美國公認會計準則之重大差異對綜合淨利潤及綜合資產淨值的影響如下，其中由本公司管理層預計的依據美國公認會計準則所需之調整並未經獨立審計：

	截至六月三十日止六個月		
	二零零二年	二零零一年	**二零零二年**
	人民幣千元	*人民幣千元*	***美元千元***
			（附註2）
依據國際會計準則編列之綜合淨利潤	**298,014**	282,148	**35,905**
依據美國公認會計準則所作之調整的影響：			
沖銷固定資產重估增值部分之額外折舊	**24,211**	24,211	**2,917**
記錄美國公認會計準則調整對稅項之影響	**(3,632)**	(3,632)	**(438)**
預計的依據美國公認會計準則編列之綜合淨利潤	**318,593**	302,727	**38,384**
預計的依據美國公認會計準則編列之基本每股盈利	**人民幣0.073元**	人民幣0.070元	**美元0.009元**
預計的依據美國公認會計準則編列之美國存托股份基本每股盈利	**人民幣3.67元**	人民幣3.49元	**美元0.44元**

	二零零二年	二零零一年	**二零零二年**
	六月三十日	十二月三十一日	**六月三十日**
	人民幣千元	*人民幣千元*	***美元千元***
			（附註2）
依據國際會計準則編列之綜合資產淨值	**9,985,082**	10,120,623	**1,203,024**
依據美國公認會計準則所需之調整的影響：			
沖銷固定資產之重估增值	**(1,492,185)**	(1,492,185)	**(179,781)**
沖銷固定資產重估增值部分之額外折舊	**306,673**	282,462	**36,949**
將有關之遞延稅項資產列賬	**223,828**	223,828	**26,967**
記錄美國公認會計則準則調整對稅項之影響	**(46,002)**	(42,370)	**(5,542)**
預計的依據美國公認會計準則編列之綜合資產淨值	**8,977,396**	9,092,358	**1,081,617**

附註：

1. 截至二零零二年六月三十日止六個月期間預計的基本每股盈利及美國存托股份：基本每股盈利乃分別按預計的依據美國公認會計準則編列之綜合淨利潤分別除以本期間已發行股份4,335,550,000股（二零零一年：4,335,550,000股）和折合美國存托股份86,711,000股（二零零一年：86,711,000股）計算。由於本公司於期末並無具有攤薄性的潛在普通股，因此未呈列攤薄之每股盈利及美國存托股份每股盈利。

2. 為方便讀者，以人民幣列示之金額已根據中國人民銀行於二零零二年六月三十日公佈的匯率按1美元等於人民幣8.3元折算為美元。惟此並不表示上述人民幣項目可於二零零二年六月三十日或任何其他時間按此匯率兌換成美元。

12. 與有關連方之交易

本集團有大部分之交易是與有關連之中國國有企業發生，並按與之簽訂的相關協定及有關政府部門決定之條件執行。於截至二零零二年六月三十日止六個月期間，本集團與有關連方之經常性交易如下：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
從羊城鐵路總公司(廣州鐵路集團公司(「母公司」)之附屬公司)		
租用機車和有關之服務	**17,528**	25,696
由廣梅汕鐵路有限責任公司(母公司之附屬公司)		
提供列車和有關之服務	**2,196**	2,247
母公司及有關連公司(包括廣州鐵路(集團)廣深鐵路實業發展總公司)		
提供之社會服務(僱員宿舍、衛生保健、教育、保安及其他服務等)	**28,400**	28,400
付予鐵道部之經營性租賃租金	**26,889**	24,562
收取鐵道部鐵道結算中心之利息	**1,641**	26,343
收取母公司之資金佔用費	**—**	272
付予母公司之資金佔用費	**757**	787
收取廣梅汕鐵路有限責任公司之資金佔用費	**300**	492
收取深圳平南鐵路有限公司(母公司之聯營公司)之資金佔用費	**287**	813

13. 為方便讀者，以人民幣列示之金額已根據中國人民銀行於二零零二年六月三十日公佈的匯率按1美元等於人民幣8.3元折算為美元。惟此並不表示上述人民幣項目可於二零零二年六月三十日或任何其他時間按此匯率兑換成美元。

14. 主要財務指標

	二零零二年	二零零一年
a. 基本每股盈利(截至六月三十日止六個月淨利潤／已發行股份之加權平均數)	**人民幣0.069元**	人民幣0.065元
b. 淨資產回報率(截至六月三十日止六個月淨利潤／於六月三十日之綜合資產淨值)	**3.0%**	2.9%
c. 每股淨資產(於六月三十日之綜合資產淨值／於六月三十日已發行股份數)	**人民幣2.30元**	人民幣2.28元

10. 股本

於二零零二年六月三十日，本公司之註冊股本為每股面值1元之普通股：

	股份數目 *千股*	面值 *千元*	股本比例
註冊、已發行及繳足或入賬列為繳足之股本：			
境內國有法人股	2,904,250	2,904,250	67%
H股	1,431,300	1,431,300	33%
	4,335,550	4,335,550	100%

11. 承擔

(1) 資本性承擔

	二零零二年 六月三十日 *人民幣千元*	二零零一年 十二月三十一日 *人民幣千元*
已訂約但未撥備	**910**	15,640
	910	15,640

(2) 經營性租賃承擔

	二零零二年 六月三十日 *人民幣千元*	二零零一年 十二月三十一日 *人民幣千元*
機器設備		
— 一年以內	**54,000**	—
— 一年以上，五年以內	**345,375**	399,375
	399,375	399,375

7. 固定資產淨值及在建工程

於截至二零零二年六月三十日止六個月期間，本集團增加約人民幣292,588,000元之固定資產及在建工程。

8. 應收賬款，淨額

	二零零二年六月三十日 *人民幣千元*	二零零一年十二月三十一日 *人民幣千元*
應收賬款	**75,996**	91,480
減：壞賬準備	**(22,040)**	(24,040)
	53,956	67,440

應收賬款主要為本公司的應收貨運款，信用期限一般為三至六個月。應收賬款之賬齡分析如下：

	二零零二年六月三十日 *人民幣千元*	二零零一年十二月三十一日 *人民幣千元*
一年以內	**51,804**	54,314
一年至兩年	**591**	9,017
兩年至三年	**1,652**	3,740
三年以上	**21,949**	24,409
	75,996	91,480

9. 應付賬款

應付賬款之賬齡分析如下：

	二零零二年六月三十日 *人民幣千元*	二零零一年十二月三十一日 *人民幣千元*
一年以內	**37,635**	63,134
一年至兩年	**6,592**	2,857
兩年至三年	**2,305**	3,057
三年以上	**75**	—
	46,607	69,048

3. 稅前利潤

	截至六月三十日止六個月	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
稅前利潤已扣除(計入)以下各項：		
固定資產折舊	**176,121**	170,247
土地使用權攤銷	**7,521**	7,697
遞延職工費用攤銷	**7,666**	7,230
利息支出	**302**	787
利息收入	**(9,801)**	(31,727)

4. 稅項

在簡明綜合損益表支銷之稅項如下：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
中國企業所得稅	**55,090**	51,995
應佔聯營公司稅項	**60**	54
	55,150	52,049

本公司已根據中國所得稅法撥出稅項準備。由於本公司乃在深圳經濟特區內註冊成立，因此適用的所得稅率為15%。本集團之其他業務根據有關企業註冊成立地點而適用15%或33%之所得稅率。

5. 股息

於截至二零零二年六月三十日止六個月期間，本公司並未自未分配利潤中提取法定準備。本公司將在年末根據中國公司法及本公司之公司章程作出上述撥付。

本公司於二零零二年四月二十三日宣派每股人民幣0.10元之二零零一年度股息，共計人民幣433,555,000元。本公司董事會決定不派發二零零二年度中期股息。

6. 每股盈利

截至二零零二年六月三十日止六個月期間的基本每股盈利乃按淨利潤除以本期間已發行股份4,335,550,000股(二零零一年：4,335,550,000股)計算。由於本公司於期末並無具有攤薄性的潛在普通股，因此未呈列攤薄之每股盈利。

附註：

1. **編制基準及會計政策**

本簡明中期合併財務報表乃按照國際會計準則委員會頒佈的國際會計準則34號"中期財務報告"及香港聯合交易所有限公司證券上市規則－附錄16之有關規定而編制。

本集團編制本簡明中期合併財務報表時採用之主要會計政策與編制二零零一年度財務報表時採用者相同。

2. **分部資料**

(1) ***本集團之業務分部營業額及業績分析如下：***

本集團之業務劃分為鐵路運輸業務和其他業務，管理層亦據此等分類作出重大經營決策及評價各分部之經營業績。本集團各分部之適用會計政策與本集團於編制財務報表時所採納之主要會計政策一致。本集團根據經營利潤評價經營業績。分部資訊分析如下：

	截至六月三十日止六個月							
	鐵路業務		其他業務		未劃分科目		總計	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*	***人民幣千元***	*人民幣千元*	***人民幣千元***	*人民幣千元*
營業額	**1,139,037**	909,408	**61,611**	70,784	**—**	—	**1,200,648**	980,192
經營業績								
營業利潤	**334,551**	292,527	**7,604**	9,964	**—**	—	**342,155**	302,491
其他收入，淨額	**9,185**	29,442	**2,202**	1,886	**—**	—	**11,387**	31,328
財務費用	**(293)**	(175)	**(9)**	(10)	**—**	—	**(302)**	(185)
應佔聯營公司之（虧損）利潤	**—**	—	**—**	—	**(2)**	273	**(2)**	273
稅項	**—**	—	**—**	—	**(55,150)**	(52,049)	**(55,150)**	(52,049)
少數股東權益	**—**	—	**—**	—	**(74)**	290	**(74)**	290
淨利潤							**298,014**	282,148

(2) ***按地區劃分的資訊***

於截至二零零二年六月三十日止六個月期間，本集團之全部業務發生在中華人民共和國（"中國"）境內。

綜合股東權益變動表概要(*未經審計*)

	附註	股本	儲備 股本溢價	 盈餘公積金	 未分配利潤	 小計	總計
		人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零一年十二月三十一日之餘額		**4,335,550**	**3,984,135**	**1,198,335**	**602,603**	**5,785,073**	**10,120,623**
淨利潤		**—**	**—**	**—**	**298,014**	**298,014**	**298,014**
宣派股息	5	**—**	**—**	**—**	**(433,555)**	**(433,555)**	**(433,555)**
於二零零二年六月三十日之餘額		**4,335,550**	**3,984,135**	**1,198,335**	**467,062**	**5,649,532**	**9,985,082**
於二零零零年十二月三十一日之餘額		4,335,550	3,984,135	1,085,813	615,185	5,685,133	10,020,683
淨利潤		—	—	—	282,148	282,148	282,148
宣派股息	5	—	—	—	(433,555)	(433,555)	(433,555)
於二零零一年六月三十日之餘額		4,335,550	3,984,135	1,085,813	463,778	5,533,726	9,869,276

綜合現金流量表概要(*未經審計*)

	截至六月三十日止六個月 **二零零二年**	 二零零一年	 **二零零二年**
	人民幣千元	*人民幣千元*	*美元千元* *(附註13)*
營業運作所得之現金淨額	**557,534**	457,339	**67,173**
投資活動所用之現金淨額	**(133,305)**	(245,431)	**(16,061)**
融資活動所用之現金淨額	**(3,198)**	(242,957)	**(385)**
現金及等同現金之增加(減少)淨額	**421,031**	(31,049)	**50,727**
期初現金及等同現金	**365,508**	330,054	**44,037**
期末現金及等同現金	**786,539**	299,005	**94,764**

34

綜合資產負債表概要

	附註	二零零二年 六月三十日 人民幣千元 (未經審計)	二零零一年 十二月三十一日 人民幣千元 (經審計)	二零零二年 六月三十日 美元千元 (附註13)
非流動資產				
固定資產淨值	7	**6,874,468**	7,031,040	**828,249**
在建工程	7	**684,383**	446,399	**82,456**
土地使用權		**664,608**	673,746	**80,073**
在聯營公司之投資淨值		**143,177**	141,122	**17,250**
長期投資		**45,608**	32,000	**5,495**
遞延税項資產		**5,104**	5,193	**615**
遞延職工費用		**188,521**	196,187	**22,713**
		8,605,869	8,525,687	**1,036,851**
流動資產				
存料及供應品		**34,568**	34,191	**4,165**
應收賬款，淨額	8	**53,956**	67,440	**6,501**
應收母公司款項		**8,167**	29,499	**984**
應收有關連公司款項，淨額		**272,038**	276,013	**32,776**
預付款及其他流動資產，淨額		**304,845**	322,276	**36,728**
短期貨幣投資		**1,285,401**	1,376,602	**154,868**
現金及等同現金		**786,539**	365,508	**94,764**
		2,745,514	2,471,529	**330,786**
流動負債				
應付賬款	9	**46,607**	69,048	**5,615**
應付工程款		**231,410**	199,780	**27,881**
應付有關連公司款項		**113,769**	58,650	**13,707**
應付股息		**433,579**	13,598	**52,238**
應付税金		**48,790**	65,682	**5,878**
預提費用及其他應付款		**479,653**	454,218	**57,789**
		1,353,808	860,976	**163,108**
流動資產淨值		**1,391,706**	1,610,553	**167,678**
資產總額減流動負債		**9,997,575**	10,136,240	**1,204,529**
少數股東權益		**12,493**	15,617	**1,505**
資產淨值		**9,985,082**	10,120,623	**1,203,024**
資金來源				
股本	10	**4,335,550**	4,335,550	**522,355**
儲備		**5,649,532**	5,785,073	**680,669**
股東權益		**9,985,082**	10,120,623	**1,203,024**

中期業績

廣深鐵路股份有限公司(「本公司」)董事會謹此提呈本公司及附屬公司(「本集團」)截至二零零二年六月三十日止六個月期間按國際會計準則編制的未經審計之中期業績報告。

綜合損益表概要 *(未經審計)*

		截至六月三十日止六個月			二零零二年比
		二零零二年	二零零一年	二零零二年	二零零一年增長
	附註	*人民幣千元*	*人民幣千元*	*美元千元*	(下降)比例
				(附註13)	
鐵路業務營業額					
客運		**891,029**	653,562	**107,353**	**36%**
貨運		**248,008**	255,846	**29,880**	**(3%)**
小計		**1,139,037**	909,408	**137,233**	**25%**
其他業務營業額		**61,611**	70,784	**7,423**	**(13%)**
營業額		**1,200,648**	980,192	**144,656**	**22%**
營業費用					
鐵路業務		**(804,486)**	(616,881)	**(96,926)**	**30%**
其他業務		**(54,007)**	(60,820)	**(6,507)**	**(11%)**
營業費用總計		**(858,493)**	(677,701)	**(103,433)**	**27%**
營業利潤		**342,155**	302,491	**41,223**	**13%**
其他收入，淨額		**11,387**	31,328	**1,372**	**(64%)**
財務費用		**(302)**	(185)	**(36)**	**63%**
應佔聯營公司之(虧損)利潤		**(2)**	273	**—**	**不適用**
稅前利潤	*3*	**353,238**	333,907	**42,559**	**6%**
稅項	*4*	**(55,150)**	(52,049)	**(6,645)**	**6%**
少數股東權益		**(74)**	290	**(9)**	**不適用**
淨利潤		**298,014**	282,148	**35,905**	**6%**
每股盈利		**人民幣**	人民幣	**美元**	
一 基本	*6*	**0.069元**	0.065元	**0.008元**	
一 攤薄	*6*	**不適用**	不適用	**不適用**	

商業借款

本公司於二零零二年六月三十日並無任何商業銀行貸款。

或有負債

本公司於二零零二年六月三十日並無任何或有負債。

資產抵押與擔保

本公司於二零零二年六月三十日並無任何資產擔保及抵押情況。

審核委員會

審核委員會由本公司兩位獨立非執行董事組成，其主要職責包括檢討及監察本公司之財務滙報程序及內部監管。

截至二零零二年六月三十日止六個月期間之未經審核中期財務報表已經審核委員會審閱。

最佳應用守則

本公司董事均不知情任何足以合理指示本公司在中期業績報告所包括的會計期內任何時間有不依從香港聯合交易所《上市規則》之附錄14的最佳應用守則的情況。

可查閱的文件

經董事長簽署的中期報告的全文及財務報告可在中國深圳和平路1052號查閱。

謹代表董事會

江林洋

董事長

中國深圳，二零零二年八月十四日

稅項政策

本公司地處深圳經濟特區，享受深圳特區15%企業所得稅政策優惠，相信該15%的所得稅率今後將繼續適用本公司。

逾期定期存款

截至二零零二年六月三十日止，本公司存於金融機構之存款約人民幣18.04億元。其中尚有以前年度約3,136.5萬元資金未如期歸還。本公司就該未如期歸還之存款已提起訴訟並於二零零零年勝訴。但由於對方還處在整頓中，法院宣告裁決暫緩執行。該未如期歸還本公司之存款，約佔本公司淨資產的0.31%和本公司現金與存款總額的1.51%，對本公司資金運作和生產經營沒有重大影響。有關還款事宜，本公司將繼續努力積極辦理。

除此之外，本公司概無其他任何於到期時無法取回之定期存款，目前在提款時並無遇到困難。本公司存款均存於中國之商業銀行或鐵道部鐵道結算中心。

委託存款

於二零零二年六月三十日，本公司並未在中國金融機構作任何委託存款。

匯率波動風險

由於本公司現時持有大量的美元及港幣存款，若其對人民幣的匯率發生較大波動，則對本公司經營業績產生一定影響。

重大法律訴訟

本公司沒有重大訴訟或仲裁。

關連交易

截止二零零二年六月三十日，本公司鐵路運輸之關聯交易，按聯交所豁免的條件、內容和雙方合約正常進行，沒有新增關聯交易。

公募增發A股計劃

本公司於二零零二年四月二十三日召開臨時股東大會，批准本公司公募增發A股計劃(「A股計劃」)。

(1) 發行股票種類：境內上市人民幣普通股(A股)。

(2) 發行數量：不超過7億股，每股面值人民幣1元。

(3) 擬上市地：上海證券交易所。

(4) 發行對象及發行地區：

發行對象：在上海證券交易所開設A股股東帳戶的中華人民共和國境內自然人和法人投資者(中華人民共和國法律或法規禁止者除外)。

發行地區：全國所有與上海證券交易所聯網的證券交易網點。

(5) 發行方式：本次發行通過累計投標詢價確定發行價格，採用網下配售與網上發行相結合的方式。

(6) 募集資金用途：本次公募增發所募集資金計劃投資建設廣州—新塘市郊客運線；修建深北客技站及其附屬工程；購買動車組。預計該等項目需要資金約28億元人民幣。A股計劃具體內容將在《招股意向書》中予以詳盡披露。

(7) 實施條件：公募增發A股方案經是次臨時股東大會批准，董事會將在有關項目獲得批准立項後，根據《中華人民共和國公司法》及國家有關政策法規，報經中國證券監督管理委員會核準後實施。

經濟政策對本公司影響

國家經濟結構調整政策和進出口政策對本公司廣深鐵路貨物運輸品類構成和所運貨物釐定運價高低產生一定影響。除此以外，本公司尚未知悉其他經濟政策對本公司業務和財務狀況造成影響。

資本結構

報告期內本公司股本未發生變化。本公司於二零零二年六月三十日的股本結構如下：

	截至二零零二年六月三十日	
股票類別	股數	%
國有法人股	2,904,250,000	66.99
H股	1,431,300,000	33.01
總計	4,335,550,000	100.00

主要股東

於二零零二年六月三十日，持有本公司總股本10%以上股份的股東如下：

	截止二零零二年六月三十日	
股東姓名	持股數	%
廣州鐵路(集團)公司	2,904,250,000	66.99
香港中央結算(代理人)有限公司	1,384,733,988	31.94

董事之權益

各董事或監事及高級管理人員及彼等之配偶或18歲以下子女概無任何根據《證券(公開權益)條例》第二十八條須通知本公司及香港聯交所彼等所擁有本公司及任何聯營機構定義見《證券(公開權益)條例》之本公司股本或債券權益包括根據《證券(公開權益)條例》第三十一條或附表第一部分被當作或被視為擁有之權益；亦無任何根據《證券(公開權益)條例》第二十九條規定而備存的登記冊之權益。(就本段而言，上述有關規定均須視為適用於發行人的監事，如同其適用於董事般)。

上市證券的購回、出售或贖回

本公司及附屬公司在本報告期內沒有購回、出售或贖回本公司的上市證券。

本公司二零零二年上半年共對185名管理人員、297名工人進行了崗位規範化培訓；參加適應性培訓的共有5,063人，內容包括中國加入WTO有關知識、辦公自動化、人力資源管理、國產電動車組、班組長、涉外服務、安全規章等培訓。公司共辦班167次，6,095人次參加；崗位訓練32次，5,501人次參加；舉辦專題講座29次，2,681人次參加。該等培訓主要由本公司員工培訓中心負責組織與輔導，本公司亦外聘部分著名專業人士從事培訓輔導。本公司現已完成全年培訓計劃的50%，直接成本約100萬人民幣。

員工住房及售房成本價差額之會計處理

於二零零零年，本公司為改善員工住房條件而為員工興建及購買住房，根據房屋福利計劃，本公司按政府核準的售房價將住房售予員工，出售該等員工住房的虧損指所售住房之賬面淨值與向員工所收款項之差額。截至二零零二年六月三十日止，出售住房虧損估計不超過2.264億元人民幣。根據財政部的現行政策，上述虧損計入二零零一年一月一日法定賬目的年初未分配利潤，如為借方餘額，則可在董事會批准下於法定公益金、法定公積金、任意公積金及資本公積金列銷，有關的會計處理符合本公司及附屬公司所遵守的中國會計規則及規例。

按本公司二零零二年六月三十日根據國際會計標準編製的財務報表，本公司的住房虧損核算如下：出售住房予員工之虧損或日後之服務出售在建住房而能合理估計之有關虧損2.264億元人民幣。按出售住房起估計有關員工平均剩餘服務年限十五年以直線法攤銷。於二零零二年一月一日至二零零二年六月三十日期間，計入綜合損益表之遞延員工成本之攤銷計人民幣766.6萬元，至二零零二年六月三十日止，已累計攤銷人民幣3,786.6萬元。

於二零零二年六月三十日，本公司及其附屬公司資產負債表中列為遞延員工成本之未攤銷遞延虧損為人民幣1.885億元。

除上述提及的員工住宅外，在二零零二年度本公司並無實行其他有關員工住宅計劃。

運價調整

本公司在二零零二年元旦、春節和"清明節"、"五一"長假期間，對廣深間旅客列車部分採取了在原票價上上浮五元人民幣的措施，本公司擬在今後的公眾長假期間，仍採取該等措施，以符合市場化原則。

本公司客運票價調整須符合增加效益和爭取市場之原則。本公司將會視市場狀況，適時調整票價。但在現今市場情況下，客票調升的空間不大。

資金的使用

一九九六年五月，本公司初次公開售股共募集資金淨額折合人民幣42.14億元，至一九九八年底全部用於廣深鐵路建設。(參見公司一九九八年年報)

員工及分配政策與培訓計劃

截至二零零二年六月三十日止，本公司員工總數為9,113人，比二零零一年末減少19人。

本公司實行工效掛鉤的薪酬分配政策。員工薪酬由經營收入考核薪酬、工作量考核薪酬、成本考核薪酬和安全質量考核薪酬組成。截至二零零二年六月三十日止，本公司支付員工薪酬總額約1.229億元人民幣。

本公司員工依據國家政策法規，享受下列福利：(1)退休金。本公司需提取當年員工薪酬總額之18%的金額和上年員工薪酬總額之5%的金額分別作為員工退休金和補充退休金；(2)福利費。本公司需提取員工薪酬總額之14%的金額，作為員工福利和醫療保健費用；(3)住房公積金。即由本公司和員工分別按每月薪酬總額的7%(廣州地區)和13%(深圳地區)存入員工個人住房公積金帳戶。

本公司正在積極完善公司網站，加強公司宣傳推介，並開展電子商務，爭取儘早開展網上客運售票和貨運承運受理業務。

本公司將進一步加大客運服務的科技含量，在繼續完善全線電腦聯網和自動售票機售票技術手段的基礎上，研究建立客運磁卡售票系統，首先應用於廣深高速旅客列車，以進一步增加高速旅客列車運量。

為創造今後運量增長和參與市場競爭所需的運輸條件，本公司決定建設廣州至新塘市郊客運線、修建深北客技站及其附屬工程及購置動車組。如該等項目順利完成，將有助於提高本公司的運輸能力，有利於本公司客貨運輸核心業務的快速發展。本公司擬計劃採用公募方式增發不超過7億股A股，募集資金投資建設以上三個項目，目前籌備工作進展順利，待有關項目獲得國家批准立項後，即可進入募股操作程序。

隨着中國政府繼續實行積極的財政政策和穩健的貨幣政策，繼續調整經濟結構，逐步開放國內市場和放開外商投資領域以及實施西部大開發，本公司的客貨運輸經營已具有良好發展的經濟環境；此外，隨着粵港經濟合作領域的進一步擴大、京九鐵路複線於今年底建成通車，這些都將有效促使本公司廣深鐵路吸引區內客貨運輸需求的持續增長。本公司相信，二零零二年下半年的運輸業務將繼續保持增長趨勢。

中期股息

公司董事會決定，不派發二零零二年中期股息。

43

本公司組織開行的深圳至北京、深圳至岳陽兩趟長途旅客列車，注重服務質量與管理水平，現已成為本公司客運業務的新亮點。本公司將繼續觀察、把握市場機會，適時增開長途列車，拓展客運市場。

本公司將利用羊城鐵路總公司廣州站擴建的機會，繼續適時增加本公司廣州東站的客運業務，凸現廣州東站客運樞紐的主要作用，並且與廣州地鐵、汽車站聯合形成"旅客快速走廊"，加強銜接，方便旅客乘車。

本公司將進一步優化運力配置和運輸組織，繼續加大營銷力度，擴建營銷網路，完善全線電腦售票和自動售票系統，準備將深圳站西售票廳建設成為全國鐵路首家智能化客運服務大廳，改善客運技術手段，落實優質服務措施，樹立高速服務品牌，確保客運業務穩定增長。

在貨運方面，全國經濟的穩步發展及粵港經濟合作領域的進一步擴大，都將有利於本公司貨運量的增長。本公司在下半年將着重開發大宗貨源的組織和到達貨源的組織，加強路港協作，提高港口鐵路裝卸效率，強化專用線卸車組織，實現以卸補裝，重點抓好集裝箱貨物運輸，爭取貨運業務總量的增長。

本公司已經全面貫徹ISO9000系列標準，強化現代經營管理，強化經營責任，落實減員增效和節支降耗措施，堅決壓縮非生產性支出。本公司還將有效加強資本運作的研究和實施力度，適時利用收購、兼併、參股等資本運作方式，實現低成本擴張。

前景展望

本公司將實施和完善廣深高速旅客列車公交化計劃，致力於把廣深鐵路建成高速度、高密度、高科技和高效益的現代化鐵路，成為廣州、深圳和香港三大都市間安全、舒適、優質、快捷、便利的城際交通工具。

本公司將為提高廣深鐵路整體競爭能力作出不懈努力。本公司擬在本年度投資新建以下項目（詳見下表），以緩解運輸能力不足的壓力，為滿足廣深鐵路今後運量增長的運輸要求和參與市場競爭創造所需的條件。

序	工程項目	金額*（人民幣億元）*	備註
(1)	深圳北客技站工程	1.8	用於長途客車的技術整備、檢查和存放
(2)	布吉長途輔助客站工程	0.5	主要開辦長途客運業務，緩解深圳站壓力
(3)	廣州東站北廣場工程	0.2	配合廣州地鐵3號線及市郊線的建設，用於旅客中轉和集散
(4)	廣州至新塘市郊客運線工程	3	加強廣深線的區段能力，適應客貨運量的不斷增長
(5)	平湖至深圳修建客車聯絡線工程	0.5	增加深圳地區客運樞紐通過能力
(6)	購置12輛25K型客車	0.31	用於提升公司開行長途旅客列車服務質量
(7)	在深圳、廣州修建商住、辦公樓及其他項目	0.6173	改善公司的生產、辦公條件並進行商用開發

註： 上述第(4)工程項目尚需有關部門的批准，各項工程的具體實施計劃將根據實際情況而有所調整。

本公司二零零二年上半年貨運發送收入比去年同期上升2.8%，主要是由於今年上半年，石油、煤炭、礦石的運量大幅增加，本公司上半年的貨物發送量為378.7萬噸，比去年同期的328萬噸大幅增加15.5%。

接運收入比去年同期減少2.7%，主要是因為公路運輸網路日益完善，沿海定期集裝箱班輪的開行以及京九複線的施工造成車流徑路不利等因素，分流了部分本公司的貨源。本公司上半年接運量為988.7萬噸，比去年同期的1,057.4萬噸減少6.5%。

倉儲、裝卸及雜項收入比去年同期減少8.7%，主要是接運量的減少以及為吸引客戶而下調倉儲費率所致。

雖然本公司的貨物發送量的增長幅度較大，但由於貨物結構發生變化，主要是低運價的貨物大幅增加，高運價貨物的比例相對減少，再加上貨物接運量的減少，造成本公司上半年的貨運收入低於去年同期。

其他業務

本公司二零零二年上半年其他業務收入佔營業總收入的5.1%。該等收入由二零零一年同期的約人民幣0.708億元下降至約人民幣0.616億元，下降13%，利潤由二零零一年同期的約人民幣996.4萬元下降至約人民幣760.4萬元，降幅為23.7%。主要是由於深圳地鐵的施工影響了深圳站商業和酒店的收入，以及列車運行時間的縮短減少了旅客在車站和車上的消費。

鐵路業務營業費用

本公司二零零二年上半年鐵路營業費用約為人民幣8.045億元，比二零零一年同期約人民幣6.169億元增加30.4%，其主要原因是：(1)公司開行兩趟長途客車，造成路網使用費、車輛修理費、燃料費及客運服務費增加；(2)八列藍箭動車組全面上線運營，使列車租金及牽引用電費用相應增加；(3)為提高本公司列車運行安全係數、提高服務質量，本公司投入資金改善鐵路線路、沿線的站房及設備，造成費用支出增加。

本公司上半年國內客運業務收入比去年同期增長43.7%，主要是由於：(1)上半年國內客運總量比去年同期有所增長；(2)本公司全面實施廣深高速列車公交化，有效地引導旅客從普速列車向高速列車轉移，實現了客運產品的升級，提高了客票收入率；(3)在節假日等客流高峰期小幅上浮票價。

廣九直通車總乘客人數比去年同期增長約6.5%，客運收入增長約11.1%，主要是由於：(1)國家為推動香港經濟的繁榮，簡化"港澳遊"手續，使出入港澳的遊客增多；(2)本公司致力於提高客運服務質量和改善旅客乘車、候車的環境，如與東莞地方政府合作，建成東莞站新聯檢大樓，改善東莞直通車旅客的出入境條件；(3)加強與直通車代售點業務上的聯繫，大力拓展直通車團體客流；(4)繼續推行團體旅客票價優惠措施。

貨運業務

本公司二零零二年上半年貨運收入約為人民幣2.480億元，較去年同期的約人民幣2.558億元減少3.1%。下表所列為今年一月一日截至六月三十日止與去年同期貨運收入及貨運量之比較：

	截至六月三十日止六個月		二零零二年較二零零一年增加(減少)
	二零零二年	二零零一年	
貨運收入*(人民幣千元)*	**248,008**	255,846	**(3.1%)**
發送貨運收入	**48,403**	47,066	**2.8%**
接運貨運收入	**144,856**	148,839	**(2.7%)**
倉儲、裝卸及雜項收入	**54,749**	59,941	**(8.7%)**
總貨運噸*(千噸)*	**13,674**	13,853	**(1.3%)**
每噸收入*(人民幣元)*	**18.14**	18.47	**(1.8%)**
總噸 — 公里*(百萬)*	**939.7**	980.2	**(4.1%)**
每噸 — 公里收入*(人民幣元)*	**0.264**	0.261	**1.1%**

客運業務

本公司二零零二年上半年客運業務收入約為人民幣8.910億元，較去年同期的約人民幣6.536億元增長約36.3%。

下表所列為今年一月一日截至六月三十日止與去年同期的客運收入及客運量之比較：

	截至六月三十日止六個月		二零零二年較二零零一年增加(減少)
	二零零二年	二零零一年	
客運收入*(人民幣千元)*	**891,029**	653,562	**36.3%**
國內列車	**727,442**	506,256	**43.7%**
廣九直通車	**163,587**	147,306	**11.1%**
總乘客人數*(千人)*	**20,352**	19,757	**3.0%**
國內列車	**19,326**	18,794	**2.8%**
廣九直通車	**1,026**	963	**6.5%**
每名乘客收入*(人民幣元)*	**43.78**	33.08	**32.3%**
國內列車	**37.64**	26.94	**39.7%**
廣九直通車	**159.44**	152.97	**4.2%**
總乘客 — 公里*(百萬)*	**1,717.7**	1,627.2	**5.6%**
每乘客 — 公里收入*(人民幣元)*	**0.52**	0.40	**30.0%**

本公司今年上半年國內列車客運量比去年同期增長約2.8%，主要是由於：(1)國家經濟尤其是珠江三角洲地區經濟的持續發展，以及國家採取刺激消費的政策，推動了旅遊經濟的快速發展；(2)本公司適時調整管內旅客列車開行計劃，增加高速列車的對數，減少普速列車的對數；(3)為吸引廣深線中途主要客站的客流，增加列車中途停點的車次；(4)在節假日客流高峰期靈活、機動地增加列車開行班次及加掛車廂；(5)繼續實施創造廣深鐵路高速客運服務品牌措施，不斷改善客運服務設施，提高客運服務質量；(6)深圳至岳陽及深圳至北京兩趟長途旅客列車已成為本公司開拓長途客運市場的品牌列車，並取得較好的市場反應。

貨運

貨運是本公司的重要業務。為提高本公司的貨運量，今年上半年本公司着重加大貨運營銷力度，努力拓展港口大宗貨源的組織，實行港站聯合營銷，並加大到達貨源的組織，繼續實行運價優惠政策。二零零二年上半年本公司貨運總量為1,367.4萬噸，比去年同期1,385.3萬噸減少1.3%，其中本公司上半年的貨物發送量為378.7萬噸，比去年同期328萬噸增長15.5%，本公司上半年貨物接運量為988.7萬噸，比去年同期1,057.4萬噸減少6.5%。

其他業務

本公司上半年其他業務收入(包括在列車上、車站內的食品和商品銷售)約為人民幣0.616億元，比去年同期下降13%。

經營利潤

本公司上半年營業利潤約為人民幣3.422億元，比去年同期的約人民幣3.025億元增長13.1%；本報告期內淨利潤約為人民幣2.980億元，比去年同期的約人民幣2.821億元增長5.6%。

管理層討論與分析

營業總收入

二零零二年上半年，本公司營業總收入約為人民幣12.01億元，比去年同期的約人民幣9.802億元增長22.5%，其中客運收入及貨運收入分別約佔本公司營業總收入的74.2%和20.7%，約佔鐵路業務總收入的78.2%和21.8%。

二零零二年上半年，本公司在節假日等客流高峰期採取臨時加開列車或加掛車廂等靈活措施增強公司的運輸能力，如：(1)在春運期間，加開長途旅客列車十四對，廣深高速列車一對，廣深普速列車二對；(2)在“五一”期間，加開長途旅客列車五十五列；(3)在上半年港澳旅客回鄉高峰期，對廣九直通車採取加掛車廂、對東莞至九龍的假日直通車採取增加開行時間等措施。

本公司以市場為導向，在客流高峰期間小幅調整廣深間城際特快旅客列車、部分普速列車部分區段票價，在原票價基礎上實行上浮五元的措施(均以人民幣為準)。具體票價上浮期間如下：

(1) 二零零一年十二月三十一日至二零零二年一月三日計四天

(2) 二零零二年二月一日至二零零二年二月二十八日計二十八天

(3) 二零零二年三月二十九日至二零零二年四月十五日計十八天

(4) 二零零二年四月三十日至二零零二年五月七日計八天

二零零二年二月四日至二月十日七天時間，本公司開行的深圳至北京、深圳至岳陽長途旅客列車及臨時長途旅客列車，根據鐵道部的規定，將硬座車票票價上浮15%，硬臥及軟臥車票票價上浮20%。

50

廣深鐵路股份有限公司(本公司)董事會謹呈奉本公司及附屬公司截止二零零二年六月三十日六個月未經審計的經營業績。

經營回顧

二零零二年上半年，本公司不斷加強市場策劃和營銷推廣，積極推進高速電動列車發展計劃，強化現代經營管理，改善客貨運輸設施，充分發揮本公司整體競爭能力，使本公司運輸核心業務總體保持增長趨勢。

客運

客運是本公司最大的運輸業務。自二零零一年十月本公司開始實施廣深城際特快旅客列車公交化計劃以來，本公司在二零零二年上半年，雖面臨公路的持續競爭，但本公司根據客運市場的具體情況，採取在節假日增開列車、增加廣深線中途主要客運站停點的班次、改善服務設施、提高服務水平等措施，使本公司上半年的客運量比去年同期有所增長。截止二零零二年六月三十日，本公司客運總量達2,035.2萬人，比去年同期1,975.7萬人增長3%，其中：(1)廣深線管內客運量輕微下降，今年上半年發送旅客753.9萬人，比去年同期754.8萬人減少0.1%；(2)國內長途旅客列車客運量1,178.8萬人，比去年同期1,124.6萬人增長4.8%；(3)直通車客運量達102.6萬人，比去年同期96.3萬人增長6.5%，保持穩步增長趨勢。

本公司根據市場需要，於二零零二年上半年對列車班次進行了調整：(1)自四月一日起，將原廣深間兩趟普速列車改為兩趟高速列車，使廣深間城際特快旅客列車對數增加至五十四對(含備用一對)，普速列車減少至四對；(2)自五月一日起，調整兩趟廣深高速列車的停點，增停樟木頭站。

广深
铁路股份
有限公司



SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUANGSHEN RAILWAY COMPANY LIMITED

By:___________________________________

Name: Yao Xiaocong

Title: Company Secretary

Dated: August 20, 2002